# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Viant Technology Inc., CIK 0001828791
CUSIP: 92557A101
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 2722 Michelson Drive, Suite 100, Irvine, California (CA), 92612
Date of event which requires filing of this statement: 06/02/2025
Amends the filing with accession number 0001284309-24-000010
Filed by CIK 0001284309
Persons authorized to receive notices and communications: Larry Madden, 2722 Michelson Drive, Suite 100, Irvine, California (CA), 92612, (949) 861-8888

## Reporting persons
- Larry Madden (CIK 0001284309): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,083,162; shared voting power 0; sole dispositive power 1,083,162; shared dispositive power 0; aggregate amount beneficially owned 1,083,162 (6.46% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.001 per share
Name of issuer: Viant Technology Inc.
Address of issuer's principal executive offices: 2722 Michelson Drive, Suite 100, Irvine, California (CA), 92612
Comment:
Explanatory Note

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on June 12, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.001 per share (the "Class A Common Stock"), of Viant Technology Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
10b5-1 Trading Plan - June 2025

On June 2, 2025, the Reporting Person entered into a new trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "June 2025 10b5-1 Trading Plan"). Pursuant to the June 2025 10b5-1 Trading Plan, the Broker agreed to make periodic sales of up to an aggregate of 300,095 shares of Class A Common Stock (the "Plan Shares") on behalf of the Reporting Person through March 31, 2026, less any and all additional shares sold pursuant to the previously disclosed December 2024 Trading Plan. The Plan Shares includes up to 136,628 shares to be issued upon the vesting of restricted stock units, which will be reduced by the number of shares withheld to cover taxes, if any. The amount and timing of sales, if any, pursuant to the June 2025 10b5-1 Trading Plan will be determined based on the terms of the June 2025 10b5-1 Trading Plan, market conditions, share price and other factors.

This description of the June 2025 10b5-1 Trading Plan does not purport to be complete and is qualified in its entirety by the text of the June 2025 10b5-1 Trading Plan, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the June 2025 10b5-1 Trading Plan and is incorporated herein by reference. A copy of the June 2025 10b5-1 Trading Plan is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 3: 10b5-1 Trading Plan, dated June 2, 2025.

## Signatures
- Larry Madden: /s/ Larry Madden, Larry Madden (06/04/2025)